Erin Leonard Events LLC

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	
Chase Checking	7,019.50
Total Bank Accounts	**7,019.50**
Total Bank Accounts	**$7,019.50**
Accounts Receivable	
Accounts Receivable (A/R)	5,865.00
Total Accounts Receivable	**$5,865.00**
Other Current Assets	
Customer billed expenses Reimbursable	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$12,884.50**
Fixed Assets	
Fixed Assets	
Computer	2,572.62
Total Fixed Assets	**2,572.62**
Total Fixed Assets	**$2,572.62**
TOTAL ASSETS	**$15,457.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Cards	
AMX - Erin	13,384.39
Total Credit Cards	**13,384.39**
Total Credit Cards	**$13,384.39**
Total Current Liabilities	**$13,384.39**
Total Liabilities	**$13,384.39**
Equity	
Owner's Equity	
Owner's Contributions	1,500.00
Owner's Withdrawals	-33,515.03
Total Owner's Equity	**-32,015.03**
Retained Earnings	
Net Income	34,087.76
Total Equity	**$2,072.73**
TOTAL LIABILITIES AND EQUITY	**$15,457.12**